Exhibit 99.1

eLong Reports First Quarter 2015 Unaudited Financial Results

Mobile bookings comprised 65% of eLong brand room nights in the first quarter

BEIJING, April 30, 2015 /PRNewswire/ -- eLong, Inc. (Nasdaq: LONG), a leading mobile and online travel service provider in China, today reported unaudited financial results for the first quarter ended March 31, 2015.

Highlights

■	Accommodation reservation* room nights stayed in the first quarter increased 34% to 9.3 million room nights compared to 7.0 million in the prior year period.

■	Mobile bookings comprised more than 65% of eLong brand room nights** in the first quarter, and cumulative downloads of eLong mobile apps reached approximately 200 million.

■	Domestic hotel coverage network expanded 180% to over 280,000 domestic hotels as of March 31, 2015, compared to 100,000 as of March 31, 2014.

■	More than 35,000 properties have contracted to use the free, cloud-based, multi-device hotel property management systems, Yunzhanggui and Zhuzhe, produced by our investee companies.

“Our lodging network has grown to more than 280,000 properties in China and approximately 510,000 properties worldwide. Facing fierce competition, we are innovating more quickly and investing more in our products, technology and marketing than at any time in our history. We will continue to invest in order to continue to accelerate our room night growth in the remainder of 2015,” said Guangfu Cui, Chief Executive Officer of eLong.

Business Results

Total Revenues

Total revenues by product for the first quarter of 2015 as compared to the same period in 2014 were as follows (in RMB million):

		%		%	Y/Y
	Q1 2015	Total	Q1 2014	Total	Growth
Accommodation reservation	190.3	84%	204.8	78%	(7%)
Transportation ticketing***	25.1	11%	40.0	15%	(37%)
Other	10.4	5%	17.9	7%	(42%)
Total revenues	225.8	100%	262.7	100%	(14%)

* “Accommodation reservation” mainly represents the reservation of hotels, guesthouses, apartments and other accommodation-related services. In our previous press releases, we have used “hotel reservation” when referring to this same operational matrix. We believe that “accommodation” better describes the diversified lodging and accommodation services that we offer.

** “eLong brand room nights” excludes room nights from non-eLong brand distribution partners and resellers.

*** “Transportation ticketing” mainly represents the reservation of air tickets, train tickets, travel insurances, and other transportation-related services. In view of the diversified transportation-related services that we offer today, beginning with this press release, we report our revenues generated from the reservation of air tickets, train tickets, travel insurance (the revenues of which were previously reported as “Other” revenues) and other transportation-related services under “transportation ticketing” revenues. We also intend to no longer report “air ticketing” revenues separately from revenues from train tickets, travel insurances, and other transportation-related services in our consolidated statements of comprehensive income/(loss).

Net Revenues

Net revenues for the first quarter decreased 14% to RMB211.9 million (US$34.2 million), compared to RMB246.1 million (US$39.6 million) in the first quarter of 2014.

Accommodation Reservation

Accommodation reservation revenues decreased 7% in the first quarter of 2015 compared to the same period in 2014, primarily due to lower revenue per room night, partially offset by higher volume. Room nights stayed in the first quarter increased 34% year-on-year to 9.3 million, and revenue per room night decreased due to the lower commission rate room nights for which we recognize revenues on a net basis, the growth of our aggressive coupon program, and significant direct discounts in our merchant hotel business, partially offset by the growth of hotel room night transactions for which we take inventory risk and recognize revenues on a gross basis. Accommodation reservation revenues comprised 84% of total revenues, compared to 78% in the prior year quarter.

Transportation Ticketing

Transportation tickets increased to 1.6 million in the first quarter, an increase of 95% compared to the prior year period, primarily due to the growth of train tickets. Transportation ticketing revenues decreased 37% in the first quarter, primarily due to a decrease in air commission revenue per ticket. The decline in air commission revenue per ticket was primarily due to the lowering by major Chinese airlines of the base air commission rate from 3% to 2% in July 2014 and subsequently from 2% to 1% in February 2015. Transportation ticketing revenue decreased to 11% of our total revenues from 15% in the prior year quarter.

Other

Other revenues are primarily derived from advertising business. Other revenue decreased 42% year-on-year in the first quarter of 2015, mainly driven by decreased advertising revenue as a result of our disposition of Nanjing Xici Information Technology Share Co., Ltd. (“Nanjing Xici”) in the first quarter of 2015. Other revenue decreased to 5% of total revenues in the first quarter from 7% in the prior year quarter.

Gross Margin

Gross margin in the first quarter of 2015 decreased to 29% from 73% in the prior year quarter. The decline in gross margin in the first quarter of 2015 was primarily due to lower revenue per room night and the growth of hotel room night transactions for which we take inventory risk and recognize revenue on a gross basis.

Operating Expenses

Operating expenses for the first quarter of 2015 as compared to the same period in 2014 were as follows (in RMB million):

	Q1 2015	% of Net Revenue	Q1 2014	% of Net Revenue	Y/Y Growth
Service development	92.7	44%	55.1	22%	68%
Sales and marketing	167.2	79%	136.1	55%	23%
General and administrative	48.4	23%	33.3	14%	45%
Amortization of intangible assets	5.3	3%	1.7	1%	208%
Total operating expenses	313.6	149%	226.2	92%	39%

Total operating expenses increased 39% for the first quarter of 2015, compared to the prior year period. Operating expenses were 149% of net revenues in the first quarter of 2015, compared to 92% in the prior year quarter. Operating loss was RMB252.3 million in the first quarter of 2015, compared to operating loss of RMB46.9 million in the prior year quarter.

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Service development expenses are expenses related to technology and our product offerings, including our mobile applications and websites, as well as our supplier relations function. In the first quarter of 2015, service development expenses increased 68%, primarily due to increased headcount. Service development expenses increased to 44% of net revenues in the first quarter of 2015, compared to 22% in the first quarter of 2014.

Sales and marketing expenses for the first quarter of 2015 increased 23% over the prior year quarter, driven by increased mobile and online marketing expenses. Sales and marketing expenses increased to 79% of net revenues in the first quarter of 2015 from 55% in the first quarter of 2014.

General and administrative expenses for the first quarter of 2015 increased 45% compared to the prior year quarter, driven by higher share-based compensation charges and increased professional fees. General and administrative expenses increased to 23% of net revenues in the first quarter of 2015 from 14% in the first quarter of 2014.

Other income was RMB86.3 million in the first quarter of 2015 compared to other income of RMB18.3 million in the first quarter of 2014, primarily due to a gain of RMB71.8 million from our disposition of Nanjing Xici in the first quarter of 2015.

Income tax expense for the first quarter of 2015 was RMB16.9 million, compared to income tax expense of RMB7.7 million during the prior year quarter, mainly due to income tax expense of RMB17.9 million on the gain from our disposition of Nanjing Xici in the first quarter of 2015.

Net loss for the first quarter of 2015 was RMB180.7 million, compared to net loss of RMB35.4 million during the prior year quarter.

Basic net loss per ADS and diluted net loss per ADS for the first quarter of 2015 were each RMB5.02 (US$0.82), compared to basic net loss per ADS and diluted net loss per ADS of RMB1.00 (US$0.16) in the prior year quarter.

As of March 31, 2015, eLong held cash and cash equivalents, short-term investments and restricted cash of RMB1.7 billion (US$279 million), of which 90% was held in Renminbi and 10% was held in US dollars.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “future,” “is/are likely to,” “should” and “will” and similar expressions as they relate to eLong are intended to identify such forward-looking statements, but are not the exclusive means of doing so. These forward-looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Forward-looking statements include, but are not limited to, statements about our anticipated growth strategies, our future business development, results of operations and financial condition, our ability to control costs, limit losses and/or return to profitability, our ability to attract customers and leverage our brand, and trends and competition in the travel industry in China and globally. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause our actual performance and results to differ materially from those discussed in the forward-looking statements. Factors that could affect our actual results and cause our actual results to differ materially from those referred to in any forward-looking statement include, but are not limited to, declines or disruptions in the travel industry, international financial, political or economic crises, a slowdown in the PRC economy, an outbreak of bird flu or other disease, eLong’s reliance on maintaining good relationships with, and stable air and hotel inventory from, hotel suppliers and airline ticket suppliers, and on establishing new relationships with suppliers on similar terms, our reliance on the TravelSky GDS system for our air business, Baidu (and its subsidiary Qunar) and Qihoo for our search engine marketing, our reliance on maintaining commercial cooperation with hotel distribution partners, the risk that eLong will not be able to increase its brand recognition, the possibility that eLong will be unable to continue timely compliance with the Sarbanes-Oxley Act or other regulatory requirements, the risk that eLong will not be successful in competing against new and existing competitors, the risk that our infrastructure and technology are damaged, fail or become obsolete, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest and Tencent’s shareholding in eLong, risks relating to eLong’s investments in, and acquisitions of, other businesses and assets, fluctuations in the value of the Renminbi, inflation in China, changes in eLong’s management team and other personnel, risks relating to uncertainties in the PRC legal system, including risks relating to our affiliated Chinese operating entities, risks and uncertainties relating to litigation and arbitration in China, risks relating to the application of preferential tax policies, the risk that eLong will continue to incur substantial losses, and other risks mentioned in eLong’s filings with the U.S. Securities and Exchange Commission, including eLong’s Annual Report on Form 20-F.

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If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward looking-statements. Investors should not rely upon forward-looking statements as predictions of future events. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements contained in this press release are qualified by reference to this cautionary statement.

Conference Call

eLong will host a conference call to discuss its first quarter 2015 unaudited financial results on May 1, 2015 at 9:00 am Beijing time (April 30, 2015, 9:00 pm ET). The dial-in number is +1-866-297-1588 for U.S. participants; +852-3001-3842 for Hong Kong participants; and 86-400-810-4761 for participants in mainland China. International participants can dial +1-210-795-1143. Participant pass code: 5050672. An archived web cast of this call will be available for one year on the Investor Relations section of the eLong web site at http://elong.investorroom.com/.

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG - News) is a leader in mobile and online accomodations reservations in China offering consumers a network of approximately 510,000 properties worldwide. eLong technology enables travelers to book hotels, guesthouses, apartments and other accommodations, as well as air and train tickets, through convenient mobile and tablet applications (m.eLong.com), websites (www.eLong.com), 24 hour customer service, and easy to use tools such as destination guides, maps and user reviews. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700).

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

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eLong, Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(IN THOUSANDS EXCEPT PER SHARE AND PER ADS AMOUNTS)

	Three Months Ended
	Mar. 31, 2014	Dec. 31, 2014	Mar. 31, 2015	Mar. 31, 2015
	RMB	RMB	RMB	USD(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Accommodation reservation*	204,841	210,060	190,251	30,691
Transportation ticketing**	40,021	33,541	25,078	4,045
Other	17,842	21,816	10,427	1,682
Total revenues	262,704	265,417	225,756	36,418
Business tax, VAT and surcharges	(16,581)	(19,242)	(13,833)	(2,231)
Net revenues	246,123	246,175	211,923	34,187
Cost of services	(66,822)	(123,423)	(150,663)	(24,305)
Gross profit	179,301	122,752	61,260	9,882

Operating expenses:
Service development	(55,070)	(83,986)	(92,656)	(14,947)
Sales and marketing	(136,093)	(180,371)	(167,220)	(26,976)
General and administrative	(33,329)	(40,278)	(48,354)	(7,800)
Amortization of intangible assets	(1,735)	(4,002)	(5,339)	(861)
Impairment of goodwill	-	(5,496)	-	-
Total operating expenses	(226,227)	(314,133)	(313,569)	(50,584)
Loss from operations	(46,926)	(191,381)	(252,309)	(40,702)

Other income/(expense):
Interest income	15,768	14,932	14,050	2,266
Government subsidy	2,819	2,074	1,339	216
Foreign exchange losses	(931)	(812)	(1,364)	(220)
Net loss on equity method investments	-	(18,035)	-	-
Gain from disposition of subsidiary	-	-	71,762	11,577
Other	656	299	509	82
Total other income/(expense)	18,312	(1,542)	86,296	13,921
Loss before income tax expense	(28,614)	(192,923)	(166,013)	(26,781)
Income tax expense	(7,702)	(16,537)	(16,882)	(2,722)
Share of net loss in non-consolidated affiliates	(49)	(362)	(598)	(97)
Net loss	(36,365)	(209,822)	(183,493)	(29,600)
Net loss attributable to noncontrolling interests	996	3,091	2,786	449
Net loss attributable to eLong, Inc.	(35,369)	(206,731)	(180,707)	(29,151)
Other comprehensive income	-	-	-	-
Total comprehensive loss	(35,369)	(206,731)	(180,707)	(29,151)

Basic net loss per share	(0.50)	(2.89)	(2.51)	(0.41)
Diluted net loss per share	(0.50)	(2.89)	(2.51)	(0.41)

Basic net loss per ADS(2)(3)	(1.00)	(5.78)	(5.02)	(0.82)
Diluted net loss per ADS(2)(3)	(1.00)	(5.78)	(5.02)	(0.82)

Shares used in computing net loss per share:
Basic	70,486	71,573	71,967	71,967
Diluted	70,486	71,573	71,967	71,967

Share-based compensation charges included in:	28,858	5,307	27,338	4,410
Cost of services	836	345	138	22
Service development	6,535	2,898	3,879	626
Sales and marketing	3,332	725	(838)	(135)
General and administrative	18,155	1,339	24,159	3,897

  * Accommodation reservation revenues mainly represent revenues from the reservation of hotels, guesthouses, apartments and other accommodation-related services.

** Transportation ticketing revenues mainly represent revenues from the reservation of air tickets, train tickets, travel insurances, and other transportation-related services.

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB6.1990 on March 31, 2015 in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve. No representation is made that the RMB amounts could have been, or could be, converted or settled into USD at the rates stated herein on the reporting dates, at any other rates or at all.

Note 2: 1 ADS = 2 shares.

Note 3: Non-GAAP financial measures Note 4: Certain items in prior periods’ consolidated statements of comprehensive loss have been reclassified to conform to the current period’s presentation in order to facilitate comparison.

eLong, Inc.

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Dec. 31, 2014	Mar. 31, 2015	Mar. 31, 2015
	RMB	RMB	USD
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	504,890	370,699	59,800
Short-term investments	1,306,634	1,233,064	198,913
Restricted cash	123,937	123,983	20,000
Accounts receivable, net	295,632	291,513	47,026
Amounts due from related parties	52,021	62,695	10,114
Prepaid expenses	55,417	47,412	7,648
Deferred tax assets, current	304	-	-
Advance to suppliers	75,285	100,753	16,253
Other current assets	104,923	158,184	25,518
Total current assets	2,519,043	2,388,303	385,272
Property and equipment, net	112,356	116,873	18,854
Investment in non-consolidated affiliates	96,942	96,343	15,542
Goodwill	181,322	184,252	29,723
Intangible assets, net	84,749	81,161	13,093
Deferred tax assets, non-current	516	-	-
Other non-current assets	51,123	61,308	9,889
Total non-current assets	527,008	539,937	87,101
Total assets	3,046,051	2,928,240	472,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	442,489	588,848	94,991
Income taxes payable	13	16,894	2,725
Amounts due to related parties	127,910	69,835	11,266
Deferred revenue	47,544	68,526	11,054
Advances and deposits from customers	121,934	107,938	17,412
eCoupon program virtual cash liability	135,648	126,788	20,453
Accrued expenses and other current liabilities	292,310	223,226	36,010
Total current liabilities	1,167,848	1,202,055	193,911
Deferred tax liabilities, non-current	21,187	21,187	3,418
Other liabilities	44	3,927	633
Total non-current liabilities	21,231	25,114	4,051
Total liabilities	1,189,079	1,227,169	197,962

Shareholders’ equity
Ordinary shares	2,908	2,921	471
High-vote ordinary shares	2,691	2,691	434
Additional paid-in capital	2,397,868	2,427,910	391,661
Statutory reserves	3,665	3,665	592
Accumulated deficit	(626,810)	(807,863)	(130,321)
Total eLong Inc. shareholders’ equity	1,780,322	1,629,324	262,837
Noncontrolling interest	76,650	71,747	11,574
Total shareholders’ equity	1,856,972	1,701,071	274,411
Total liabilities and shareholders’ equity	3,046,051	2,928,240	472,373

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes certain non-GAAP financial measures including basic net income/(loss) per ADS, diluted net income/(loss) per ADS, Adjusted Earnings Before Interests, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), Adjusted Net Income/(Loss) (“ANI”) and Adjusted Net Income/(Loss) Per Share. We believe these non-GAAP financial measures may help investors understand eLong’s current financial performance and compare business trends among different reporting periods. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. We seek to compensate for the limitations of the non-GAAP measures presented by also providing the comparable GAAP measures, GAAP financial statements, and descriptions of the reconciling items and adjustments, to derive the non-GAAP measures.

Adjusted EBITDA is defined as net income/(loss) plus (1) interest expense (income); (2) income tax expense (benefit); (3) depreciation; (4) amortization of intangible assets; (5) share-based compensation charges; (6) foreign exchange losses (gains); (7) acquisition-related impacts, including (i) goodwill and intangible asset impairment, and (ii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (8) losses (gains) from disposition of subsidiary; and (9) certain other items, including restructuring charges, impairment loss on equity method investment and equity in net loss/(income) of affiliates. We believe Adjusted EBITDA is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, if any, and income tax expense (benefit). Since share-based compensation charges are non-cash expenses, we believe excluding them from our calculation of Adjusted EBITDA allows us to provide investors with a more useful tool for assessing our operating and financial performance. In addition, we believe that Adjusted EBITDA is used by other companies and may be used by investors as a measure of our financial performance. The presentation of Adjusted EBITDA should not be construed as an indication that eLong’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business. The use of Adjusted EBITDA has certain limitations. Amortization and depreciation expenses for various non-current assets, share-based compensation charges, other income/(expenses), and income tax expense (benefit) have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of eLong’s liquidity. We seek to compensate for these limitations by providing the relevant disclosure of our amortization and depreciation expenses, and share-based compensation charges in the reconciliations to the GAAP financial measure. The term Adjusted EBITDA is not defined under GAAP, and Adjusted EBITDA is not a measure of net income/(loss), income/(loss) from operations, operating performance or liquidity presented in accordance with GAAP. In addition, eLong’s Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

Adjusted EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of this non-GAAP financial measure to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted EBITDA

(IN THOUSANDS)

	2014 (Unaudited)					2015 (Unaudited)
	Q1	Q2	Q3	Q4	2014	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	(35,369)	31,462	(58,306)	(206,731)	(268,943)	(180,707)
Net loss attributable to noncontrolling interests	(996)	(1,091)	(502)	(3,091)	(5,680)	(2,786)
Interest income	(15,767)	(15,496)	(15,139)	(14,932)	(61,334)	(14,050)
Government subsidy	(2,819)	(8,776)	(2,684)	(2,074)	(16,353)	(1,339)
Income tax expense/(benefit)	7,702	(6,230)	(4,915)	16,537	13,094	16,882
Depreciation	9,123	10,064	10,665	11,500	41,352	12,817
Amortization of intangible assets	1,736	1,467	1,465	4,002	8,670	5,339
Share-based compensation charges	28,858	33,633	29,877	5,307	97,675	27,338
Impairment of goodwill	-	-	-	5,496	5,496	-
Foreign exchange losses	931	2,544	(207)	812	4,079	1,364
Net loss on equity method investments	-	-	-	18,035	18,035	-
Gain from disposition of subsidiary	-	-	-	-	-	(71,762)
Other	(510)	(539)	2,291	63	1,305	89
Adjusted EBITDA	(7,111)	47,038	(37,455)	(165,076)	(162,604)	(206,815)

Adjusted Net Income/(Loss) generally captures all items on the statements of operations that occur in normal course operations and have been, or ultimately will be, settled in cash, and is defined as net income/(loss) plus net of tax: (1) share-based compensation charges; (2) acquisition-related impacts, including (i) amortization of intangible assets, including as part of equity-method investments, and goodwill and intangible asset impairment, (ii) losses (gains) recognized on changes in the value of contingent consideration arrangements, and (iii) losses (gains) recognized on non-controlling investment basis adjustments when we acquire controlling interests; (3) foreign exchange losses; (4) losses (gains) from disposition of subsidiary; and (5) certain other items, including restructuring charges. We believe Adjusted Net Income/(Loss) is useful to investors because it represents eLong’s results, taking into account depreciation, which management believes is an ongoing cost of doing business, but excluding the impact of other non-cash expenses, infrequently occurring items and items not directly tied to the core operations of our businesses.

Adjusted Net Income/(Loss) Per Share is defined as Adjusted Net Income/(Loss) divided by adjusted weighted average shares outstanding, which includes dilution from options and warrants per the treasury stock method and includes all shares relating to Performance Units in shares outstanding for Adjusted Net Income/(Loss) Per Share. This differs from the GAAP method for including Performance Units, which treats them on a treasury stock method basis. Shares outstanding for Adjusted Net Income/(Loss) Per Share purposes are therefore higher than shares outstanding for GAAP Net Income/(Loss) Per Share purposes. We believe Adjusted Net Income/(Loss) Per Share is useful to investors because it represents, on a per share basis, eLong’s consolidated results, taking into account depreciation, which we believe is an ongoing cost of doing business, as well as other items which are not allocated to the operating businesses such as interest income and income tax expense/(benefit), but excluding the effects of non-cash expenses not directly tied to the core operations of our businesses. Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share have similar limitations as Adjusted EBITDA. In addition, Adjusted Net Income/(Loss) does not include all items that affect our net income/(loss) and net income/(loss) per share for the period. Therefore, we think it is important to evaluate these measures along with our consolidated statements of operations.

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP measures. We present a reconciliation of these non-GAAP financial measures to GAAP below.

eLong, Inc.

TABULAR RECONCILIATION FOR NON-GAAP MEASURE

Adjusted Net Income/(Loss) and Adjusted Net Income/(Loss) Per Share

(IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	2014 (Unaudited)					2015 (Unaudited)
	Q1	Q2	Q3	Q4	2014	Q1
	RMB	RMB	RMB	RMB	RMB	RMB

Net income/(loss) attributable to eLong, Inc.	(35,369)	31,462	(58,306)	(206,731)	(268,943)	(180,707)
Net loss attributable to noncontrolling interests	(996)	(1,091)	(502)	(3,091)	(5,680)	(2,786)
Share-based compensation charges	28,858	33,633	29,877	5,307	97,675	27,338
Impairment of goodwill	-	-	-	5,496	5,496	-
Amortization of intangible assets	1,736	1,467	1,465	4,002	8,670	5,339
Foreign exchange losses	931	2,544	(207)	812	4,079	1,364
Net loss on equity method investments	-	-	-	18,035	18,035	-
Gain from disposition of subsidiary	-	-	-	-	-	(71,762)
Income tax expense on gain from disposition of subsidiary	-	-	-	-	-	17,941
Other	(390)	(150)	809	575	844	(237)
Adjusted net income/(loss)	(5,230)	67,865	(26,864)	(175,595)	(139,824)	(203,510)

Shares used in computing adjusted net income/(loss) per share:
GAAP diluted weighted average shares outstanding	70,486	71,392	70,943	71,573	70,918	71,967
Additional performance units	7,428	7,423	7,409	6,410	7,171	6,056
Adjusted weighted average shares outstanding	77,914	78,815	78,352	77,983	78,089	78,023

Adjusted net income/(loss) per share	(0.07)	0.86	(0.34)	(2.25)	(1.79)	(2.61)

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